UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CIDARA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

171757107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757107	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,027,843
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,027,843
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 171757107	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,027,843
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,027,843
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 171757107	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,027,843
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,027,843
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 171757107	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Seachaid Pharmaceuticals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 140,621
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 140,621
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,621 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 171757107	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,027,843
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,027,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 171757107	SCHEDULE 13G	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,027,843
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,027,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 171757107	SCHEDULE 13G	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,027,843
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,027,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,843 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 171757107	SCHEDULE 13G	Page 9 of 13

ITEM 1.	(a)	Name of Issuer:

Cidara Therapeutics, Inc.. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed by the following persons (collectively, the “Reporting Persons”):
		(i)	Aisling Capital II, LP, a Delaware limited partnership (“Aisling”);
		(ii)	Aisling Capital Partners, LP, a Delaware limited partnership (“Aisling Partners”) and a general partner of Aisling;
		(iii)	Aisling Capital Partners LLC, a Delaware limited liability company (“Aisling Partners GP”) and a general partner of Aisling Partners;
		(iv)	Seachaid Pharmaceuticals LLC, a Delaware corporation (“Seachaid”);
		(v)	Mr. Steve Elms (“Mr. Elms”), a managing member of Aisling Partners GP;
		(vi)	Mr. Dennis Purcell (“Mr. Purcell”), a managing member of Aisling Partners GP; and
		(vii)	Mr. Andrew Schiff (“Mr. Schiff”) a managing member of Aisling Partners GP.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business offices of each of the Reporting Persons is 888 Seventh Avenue, 12th Floor, New York, New York 10106.

(c)	Citizenship:

(i)	Aisling - a Delaware limited partnership
(ii)	Aisling Partners - a Delaware limited partnership
(iii)	Aisling Partners GP - a Delaware limited liability company
(iv)	Seachaid - a Delaware corporation;
(v)	Mr. Elms - United States
(vi)	Mr. Purcell - United States
(vii)	Mr. Schiff - United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

	(e)	CUSIP Number:

171757107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 171757107	SCHEDULE 13G	Page 10 of 13

(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned:

Each of the Reporting Persons (other than Seachaid) may be deemed to beneficially own an aggregate of 1,027,843 shares of Common Stock, consisting of (i) 887,222 shares of Common Stock held by Aisling and (ii) 140,621 shares of Common Stock held by Seachaid.  Seachaid may be deemed to beneficially own an aggregate of 140,621 shares of Common Stock.

	(b)	Percent of class:

Based on the calculations made in accordance with Rule 13d-3(d), each of the Reporting Persons (other than Seachaid) may be deemed to beneficially own approximately 7.4% of the outstanding Common Stock and Seachaid may be deemed to beneficially own approximately 1.0% of the outstanding Common Stock.

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement is based on 13,854,792 shares which is the total outstanding number of shares of the Common Stock reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities Exchange Commission by the Issuer on May 12, 2016.

	(c)	Number of shares as to which such person has:

		(i), (iii)	Sole power to vote or to direct the vote

Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of an aggregate of 1,027,843 shares of Common Stock, consisting of (i) 887,222 shares of Common Stock held by Aisling and (ii) 140,621 shares of Common Stock held by Seachaid.

Seachaid may be deemed to have sole power to direct the voting and disposition of the 140,621 shares of Common Stock beneficially owned by Seachaid.

		(ii), (iv)	Shared power to vote or to direct the vote

By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Mr. Elms, Mr. Purcell and Mr. Schiff may be deemed to share the power to direct the voting and the disposition of an aggregate of 1,027,843 shares of Common Stock, consisting of (i) 887,222 shares of Common Stock held by Aisling and (ii) 140,621 shares of Common Stock held by Seachaid.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

CUSIP No. 171757107	SCHEDULE 13G	Page 11 of 13

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. 171757107	SCHEDULE 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2016

AISLING CAPITAL II, LP
By: Aisling Capital Partners, LP, As its General Partner
By: Aisling Capital Partners, LLC, As its General Partner
By:	/s/ Lloyd Appel
Name: Lloyd Appel Title: Chief Financial Officer

AISLING CAPITAL PARTNERS, LP
By: Aisling Capital Partners, LLC, As its General Partner
By:	/s/ Lloyd Appel
Name: Lloyd Appel Title: Chief Financial Officer

AISLING CAPITAL PARTNERS, LLC
By:	/s/ Lloyd Appel
Name: Lloyd Appel Title: Chief Financial Officer

SEACHAID PHARMACEUTICALS LLC
By:	/s/ Lloyd Appel
Name: Lloyd Appel Title: Vice President and Secretary

STEVE ELMS
By:	/s/ Steve Elms

CUSIP No. 171757107	SCHEDULE 13G	Page 13 of 13

DENNIS PURCELL
By:	/s/ Dennis Purcell

ANDREW SCHIFF
By:	/s/ Andrew Schiff

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.